

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

David Flaxman, President
Gvura Corp.
Ul. Prof. Tsani Kalianjiev 14, ap 1
Varna, Bulgaria, 9000

> **Re: Gvura Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 17, 2015**
> **File No. 333-201711**

Dear Mr. Flaxman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2015 letter.

Prospectus Summary

Gvura Corp., page 5

1. We note your response to comment 7. Please also file the exhibit required by Item 601(b)(21) of Regulation S-K.

The Offering, page 7

2. We note your response to comment 8. Please provide further details about when your board of directors will decide that it is in the best interest of your company to terminate this offering prior to the completion of the sale of all shares being registered on this registration statement.

David Flaxman
Gvura Corp.
April 21, 2015
Page 2

Dilution, page 16

3. The amount of stockholder's equity disclosed in the paragraph following the dilution table and used in computing net tangible book value per share before the offering does not agree to the balance sheet on page 41. Also, it appears that you computed pro forma net tangible book value per share after the offering based on gross proceeds rather than net proceeds. Please revise your disclosure and computations accordingly. In addition, please revise the description of the "net tangible book value per common share offering" line item to indicate that it represents net book value per common share <u>before</u> the offering.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 17

4. We note your response to comment 19. Please revise your disclosure to clarify that it is your belief that "it will take up to six months" to start your operations.

Business Overview

Boats and Motorcycles for Order and Consulting, page 22

5. We note your response to comment 24. Please clarify whether you plan to hire a mechanic and revise your disclosure accordingly, including but not limited to your plan of operations.

Directors, Executive Officers, Promoter and Control Persons, page 25

6. We note your response to comment 25. Please revise your disclosure to clarify the principal business of UDACHCHA EOOD. Please see Item 401(e) of Regulation S-K.

Plan of Distribution, page 28

7. Although we note your response to comment 28, we also note that Exhibit 99.1 was not included with this amendment. Please include your subscription agreement in your next amendment.

Item 17. Undertakings, page 51

8. We note your revisions in response to comment 33. If appropriate, please include the undertakings from Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

<u>Signature Page, page 51</u>

9. We note your revisions in response to comment 34. Please clarify that David Flaxman is signing the registration statement as your Principal Executive Officer, in addition to his other titles. Please also remove the phrase "certifies that it has reasonable grounds to believe that it meets all the requirements of Form S-1 and authorized this" from the introductory paragraph that precedes your signature block and revise to include the language required by Form S-1.

<u>Exhibit 23.2</u>

10. The consent refers to the review report dated March 26, 2015 for the period ending February 28, 2015, which is not included in the prospectus. The consent required by Item 601(b)(23) of Regulation S-K should refer to the audit report dated January 7, 2015. In addition, if you include the review report of your independent accountant in the prospectus you should file Exhibit 15. Please refer to Item 601(b)(15) of Regulation S-K.

You may contact William H. Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202.551.3621 or Liz Walsh, Staff Attorney, at 202.551.3696 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director